Filed by Live Oak Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. II

Commission File No.: 001-39755

Date: July 9, 2021

The following Offer to Acquire was sent to securityholders of Navitas on July 9, 2021.

OFFER TO ACQUIRE SHARES OF NAVITAS SEMICONDUCTOR LIMITED

IN EXCHANGE FOR

SHARES OF LIVE OAK ACQUISITION CORP. II (NYSE: LOKB)

THIS OFFER WILL EXPIRE AT 12:01 A.M., NEW YORK CITY TIME, ON AUGUST 20, 2021, UNLESS

THIS OFFER IS EXTENDED

We, Live Oak Acquisition Corp. II (NYSE: LOKB) (“we” or “us”), are offering to acquire all issued and allotted ordinary shares and preferred shares of Navitas Semiconductor Limited, a private company limited by shares organized under the Laws of Ireland (“Navitas Ireland”) and domesticated as a limited liability company in the State of Delaware as Navitas Semiconductor Ireland, LLC (“Navitas Delaware” and, together with Navitas Ireland, “Navitas”), other than restricted shares of Navitas Ireland granted pursuant to Navitas’ 2020 Equity Incentive Plan, which are separately addressed in the Business Combination Agreement (as defined below), upon the terms and subject to the conditions set forth herein, in exchange for (a) shares of our Class A Common Stock, based on an exchange ratio described herein, and (b) the contingent right to receive certain additional shares of our Class A Common Stock based on certain trading price targets being achieved, as described herein.

We are making this offer pursuant to a Business Combination Agreement and Plan of Reorganization (as amended from time to time, the “Business Combination Agreement”), dated as of May 6, 2021, by and among us, our wholly owned subsidiary, and Navitas. The board of directors of Navitas has unanimously (a) approved the Business Combination Agreement, (b) determined that this offer and the other transactions contemplated thereby are in the best interests of Navitas and its shareholders and (c) recommended that Navitas Ireland shareholders accept this offer.

Additionally, as an inducement to our entering into the Business Combination Agreement and making this offer, beneficial owners of over 80% of each class of issued and allotted shares of Navitas Ireland have entered into a Shareholder Tender and Support Agreement (as amended from time to time, the “Support Agreement”), pursuant to which, among other things, they have agreed to tender to us all of their Navitas Ireland shares subject to this offer. Under Irish law, once at least 80% of each class of shares in Navitas Ireland, subject to this offer, has been tendered, we may compulsorily acquire all untendered shares pursuant to certain compulsory acquisition procedures under Irish law, as described herein. The Support Agreement also contains (i) a waiver of all transfer restrictions in the Shareholders’ Agreement of Navitas dated September 1, 2020 (as amended from time to time, the “Shareholders’ Agreement”) that would otherwise be applicable to this offer and the other transactions contemplated by the Business Combination Agreement and (ii) an agreement that the Shareholders’ Agreement will terminate automatically in connection with the consummation of this offer and such other related transactions.

If you have questions about this offer, you can contact us at our contact information set forth on the last page of this offer to acquire (this “Offer to Acquire”) before the Exhibits. Additional information regarding the Business Combination Agreement is also contained in a registration statement on form S-4 that we preliminarily filed on June 8, 2021 with the U.S. Securities and Exchange Commission, and which we may amend from time to time (as amended from time to time, the “Registration Statement”). The Registration Statement is incorporated herein by reference and the preliminary filing of the Registration Statement is attached hereto as Exhibit F. You can read our SEC filings, including the Registration Statement and any amendments we may file thereto, over the Internet at the SEC’s website at http://www.sec.gov.

THIS OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:01 A.M., NEW YORK CITY TIME,ON AUGUST 20, 2021, UNLESS THIS OFFER IS EXTENDED BY US.

IMPORTANT INFORMATION REGARDING OUR OFFER IS DETAILED IN THIS OFFER TO ACQUIRE, THE REGISTRATION STATEMENT AND THE OTHER MATERIALS ENCLOSED HEREWITH. ALL SUCH

MATERIALS, INCLUDING, WITHOUT LIMITATION, THE LETTER OF TRANSMITTAL ATTACHED HERETO AS EXHIBIT A, CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ ALL SUCH MATERIALS IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO OUR OFFER.

Sincerely,

/s/ Richard J. Hendrix

Richard J. Hendrix, Chief Executive Officer of Live Oak Acquisition Corp. II

July 9, 2021

Exhibit A:	Letter of Transmittal

Exhibit B:	Form of Affidavit of Lost Share Certificate

Exhibit C:	Letter from the Chief Executive Officer of Navitas

Exhibit D:	Business Combination Agreement

Exhibit E:	Support Agreement

Exhibit F:	Preliminary Filing of the Registration Statement, as filed on June 8, 2021 (amendments to the Registration Statement will be available at https://www.sec.gov)

i

INTRODUCTION

Pursuant to that certain Business Combination Agreement and Plan of Reorganization (as the same may be amended, supplemented or restated from time to time, the “Business Combination Agreement”), dated as of May 6, 2021, entered into by Live Oak Acquisition Corp. II (NYSE: LOKB) (“we”, “us” or “LOKB”), Live Oak Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of LOKB (“Merger Sub”), and Navitas Semiconductor Limited, a private company limited by shares organized under the Laws of Ireland (“Navitas Ireland”) and domesticated as a limited liability company in the State of Delaware as Navitas Semiconductor Ireland, LLC, a Delaware limited liability company (“Navitas Delaware” and, together with Navitas Ireland, “Navitas”), we are offering to acquire each issued and allotted (including, to avoid misunderstanding, any Covered Shares (as defined below) issued and allotted subsequent to the date of commencement of this Offer) ordinary share of Navitas Ireland, par value U.S. $0.0001 per share (each a “Navitas Ireland Common Share”) (other than restricted shares of Navitas Ireland granted pursuant to Navitas’ 2020 Equity Incentive Plan which are separately addressed in the Business Combination Agreement (the “Navitas Ireland Restricted Shares”)), and each preferred share of Navitas Ireland, par value U.S. $0.0001 per share, and designated as Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock or Series B-2 Preferred Stock in the Constitution of Navitas Ireland (each a “Navitas Ireland Preferred Share” and together with the Navitas Ireland Common Shares (other than the Navitas Ireland Restricted Shares), the “Covered Shares”), upon the terms and subject to the conditions set forth herein in exchange for:

(a)

the number of shares of our Class A Common Stock, par value $0.0001 per share (“LOKB Class A Common Stock”), equal to the Navitas Ireland Exchange Ratio, as defined in, and calculated in accordance with, the Business Combination Agreement, which is generally calculated by dividing (x) (i) $950,000,000 (as reduced by the estimated Irish stamp duty amount) multiplied by (ii) the percentage of the value of Navitas allocated to the shares of Navitas Ireland as determined by a valuation analysis divided by (iii) $10.00 by (y) the total number of Navitas Ireland Common Shares outstanding immediately prior to the closing of this Offer and the other transactions contemplated by the Business Combination Agreement (the “Closing”), expressed on a fully-diluted and as-converted to Navitas Ireland Common Shares basis (taking into consideration all Navitas Ireland Preferred Shares, Navitas Ireland warrants and Navitas Ireland equity awards); and

(b)

the contingent right to receive the applicable Earnout Shares specified in the Business Combination Agreement, which would generally be earned in three equal tranches, upon the satisfaction of certain trading price targets pegged at $12.50, $17.00 and $20.00 and based on the quoted volume-weighted average closing sale price of one share of LOKB Class A Common Stock for any twenty trading days within any thirty consecutive trading day period during the Earnout Period, which begins on the day following the first 150 days following the Closing and ends on the five-year anniversary of the date of Closing, in each case, without interest, and provided that no fractional shares of LOKB Class A Common Stock will be issued ((a) and (b) collectively, the “Per Share Tender Offer Consideration”), upon the terms and subject to the conditions set forth in this Offer to Acquire, including all Exhibits hereto and the Registration Statement (which, together with any supplements or amendments hereto and thereto, collectively constitute this “Offer”). NOTWITHSTANDING THE FOREGOING, THE PER SHARE TENDER OFFER CONSIDERATION AND ANY OTHER TERMS OF THIS OFFER SHALL BE IMMEDIATELY AND AUTOMATICALLY MODIFIED TO CORRESPOND TO ANY AMENDMENTS TO (OR WAIVERS OF) SUCH TERMS IN THE BUSINESS COMBINATION AGREEMENT (INCLUDING ANY DECREASE IN THE VALUE OF THE PER SHARE TENDER OFFER CONSIDERATION) SO LONG AS THE SHAREHOLDERS PARTY TO THE SUPPORT AGREEMENT REMAIN OBLIGATED TO TENDER (AND NOT WITHDRAW) THEIR

COVERED SHARES IN ACCORDANCE WITH THE TERMS OF THE SUPPORT AGREEMENT AND SO LONG AS WE EXTEND THIS OFFER TO THE EXTENT REQUIRED UNDER APPLICABLE U.S. LAW. In the event of any inconsistency between this Offer to Acquire and the Business Combination Agreement, the Business Combination Agreement shall control. All capitalized terms used and not defined herein have the meanings ascribed to such terms in the Business Combination Agreement.

According to Navitas, as of June 30, 2021, there were 87,136,302 Navitas Ireland Common Shares outstanding on a fully-diluted and as-converted to Navitas Ireland Common Shares basis (as determined pursuant to the Business Combination Agreement), such that if June 30, 2021 were the date of Closing and assuming all other applicable terms and conditions were satisfied, that the Business Combination Agreement has not been amended, that the value of Navitas allocated to the shares of Navitas Ireland were 50% (with the remaining 50% of the value being allocated to Navitas Delaware) and without taking into consideration the estimated Irish stamp duty (as such amount will not be known with certainty until immediately prior to Closing), the Navitas Ireland Exchange Ratio would be .5451 shares of LOKB Class A Common Stock for each Covered Share. Using such same assumptions and further assuming that all trading price targets were achieved during the Earnout Period, up to an additional five million Earnout Shares, in the aggregate, would become issuable to holders of Covered Shares and other Eligible Company Equityholders whose securities may be exercised for or settled by Navitas Ireland Shares based on their respective Pro Rata Shares, equating to approximately an additional 0.06 shares of LOKB Class A Common Stock per Navitas Ireland Share. If the facts are different than these assumptions, the Navitas Ireland Exchange Ratio and/or the number of Earnout Shares issuable to holders of Covered Shares will be different.

This Offer will expire at 12:01 A.M. New York City time, on August 20, 2021, unless extended by us (such time, including any extension, the “Expiration Time”). Upon the terms and subject to the conditions set forth in this Offer, promptly following the Expiration Time, we will consummate the Tender Offer, acquire 100% of the Covered Shares (whether pursuant to such Covered Shares being validly tendered pursuant to this Offer, the compulsory acquisition procedure provided under Section 457 of the Companies Act 2014 of Ireland (the “Companies Act”) or otherwise), issue the Per Share Tender Offer Consideration and consummate the other transactions contemplated by the Business Combination Agreement.

This Offer and any withdrawal rights provided under applicable law (which are discussed in greater detail later in this Offer) expire at the Expiration Time. This Offer is conditioned upon the satisfaction (or waiver by us) of a number of conditions, including the condition that there are validly tendered, and not withdrawn before the Expiration Time, Covered Shares representing at least 80% of each class of the issued and allotted share capital of Navitas Ireland (the “Minimum Tender Condition”), the condition that the Business Combination Agreement shall not have been terminated (the “Termination Condition”) and, if less than 100% of the Covered Shares are tendered and not withdrawn prior to the expiration of this Offer, the condition that any Dissenting Shareholders (as defined below) are required, in accordance with Chapter 2 of Part 9 of the Companies Act, to transfer their Covered Shares to LOKB as a result of this Offer (the “Compulsory Transfer Condition”). For more information on these and other conditions to this Offer, see “Terms of This Offer—Section 2” herein.

The board of directors of Navitas (the “Navitas Board”) has unanimously (a) approved the Business Combination Agreement, (b) determined that this Offer and the other transactions contemplated thereby are in the best interests of Navitas and its shareholders and (c) recommended that Navitas Ireland shareholders accept this Offer. Please see Exhibit C for a letter from the Chief Executive Officer of Navitas.

You must make your own decision as to whether to tender your Covered Shares. In doing so, you should read carefully the information in this Offer to Acquire, the Registration Statement and the other materials enclosed herewith. All such materials, including, without limitation, the Letter of Transmittal attached hereto as Exhibit A, contain important information, and you should carefully read all such materials in their entirety before making a decision with respect to this Offer.

To accept this Offer, you must complete the Letter of Transmittal attached hereto as Exhibit A and return it, together with any certificates representing your Covered Shares (which certificates may be returned on your behalf by DLA Piper LLP (US) (“DLA”) (legal counsel to Navitas) if such certificates are then in DLA’s custody and you authorize such return by completing the Letter of Transmittal with respect to such Covered Shares) or an affidavit of lost share certificate in substantially the form of Exhibit B and any other documents required by the Letter of Transmittal, prior to the Expiration Time.

QUESTIONS & ANSWERS: IMPORTANT INFORMATION REGARDING THIS OFFER

Who is offering to buy my securities?

LOKB is a blank check company incorporated on August 12, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. See the sections of the Registration Statement entitled “Selected Historical Financial Data of LOKB”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LOKB” and “Information About LOKB” for additional information regarding us.

Is there an agreement governing this Offer?

Yes. We have entered into the Business Combination Agreement with Navitas and Merger Sub. The Business Combination Agreement provides for, among other things, the terms and conditions of this Offer. See the section entitled “The Business Combination” in the Registration Statement for additional information regarding the Business Combination Agreement and the transactions contemplated thereby (the “Business Combination”).

What securities are we offering to acquire?

We are offering to acquire all issued and allotted Navitas Ireland Common Shares (other than Navitas Ireland Restricted Shares, which are separately addressed in the Business Combination Agreement) and Navitas Ireland Preferred Shares pursuant to this Offer. Additionally, at the Closing we would acquire all issued and outstanding securities of Navitas Delaware pursuant to the Merger described in more detail in the Registration Statement, such that Navitas would be a wholly owned direct subsidiary of LOKB following the Closing and the securityholders of Navitas would be securityholders of LOKB. See the section entitled “The Business Combination” in the Registration Statement for additional information regarding the Business Combination.

I hold options, Navitas Ireland Restricted Shares, restricted stock units and/or warrants which may be exercised or settled, to the extent applicable, for Navitas Ireland Common Shares and/or Navitas Ireland Preferred Shares. What will happen to these securities at the Closing?

At the Closing, all options, Navitas Ireland Restricted Shares, restricted stock units and/or warrants which may be exercised or settled, as applicable for Navitas Ireland Common Shares and/or Navitas Ireland Preferred Shares will be automatically released and extinguished in exchange for (i) corresponding options, restricted shares, restricted stock units and/or warrants of LOKB based on the number of Navitas Shares subject thereto and the Navitas Ireland Exchange Ratio, in each case subject to the same vesting, repurchase and other applicable terms, and (ii) the contingent right to receive the applicable Earnout Shares. Notwithstanding the foregoing, in the event that the terms of any applicable warrant do not permit such release and extinguishment, such warrant shall remain outstanding.

What would I receive in exchange for my Covered Shares upon the consummation of this Offer?

You would receive the Per Share Tender Offer Consideration for each of your Covered Shares, consisting of (i) the number of shares of LOKB Class A Common Stock equal to the Navitas Ireland Exchange Ratio and (ii) the contingent right to receive the applicable Earnout Shares, in each case, without interest, upon the terms and subject to the conditions set forth in this Offer to Acquire and the Business Combination Agreement. For additional information on the LOKB Class A Common Stock and the Earnout Shares, see the sections entitled “Description of Securities” and “The Business Combination — Earnout” in the Registration Statement for additional information regarding the LOKB Class A Common Stock and the Earnout Shares.

Have any Navitas Ireland Shareholders entered into agreements with you relating to the tender of their Covered Shares?

Yes. In connection with, and as a condition to our willingness to enter into the Business Combination Agreement, certain Navitas Ireland shareholders holding at least 80% of each class of the issued and allotted Covered Shares have entered into the Support Agreement with us, pursuant to which, among other things, they agreed to promptly (and, in any event, not later than five business days after commencement of this Offer) validly and irrevocably tender or cause to be tendered into this Offer all of their Covered Shares and to promptly tender any Covered Shares subsequently acquired by them. See the section entitled “The Business Combination — Related Agreements — Support Agreement” in the Registration Statement for additional information regarding the Support Agreement.

What does the Navitas Board think about this Offer?

The Navitas Board has unanimously (i) approved the Business Combination Agreement, (ii) determined that this Offer and the other transactions contemplated thereby are in the best interests of Navitas and its shareholders and (iii) recommended that Navitas Ireland shareholders accept this Offer. See Exhibit C for a letter from the Chief Executive Officer of Navitas.

What are the terms and conditions of this Offer?

You have until 12:01 A.M. New York City time, on August 20, 2021, to tender your Covered Shares pursuant to this Offer, unless this Offer is extended by us. Our obligation to accept Covered Shares tendered into this Offer is conditioned upon the satisfaction or waiver of a number of conditions described herein. See “Terms of This Offer” for a discussion of these and other terms and conditions.

Can this Offer be extended, amended or terminated, and under what circumstances?

Pursuant to the terms of the Business Combination Agreement, we are required to extend this Offer, (i) for any period required by applicable rule, regulation, interpretation or position of the SEC or the staff thereof, and (ii) in the event that any of the Offer Conditions have not been satisfied or waived as of any then scheduled expiration of this Offer, for successive extension periods on a basis consistent with LOKB’s ability to postpone or adjourn the LOKB Stockholders’ Meeting. We may not extend the Tender Offer beyond the earlier of November 2, 2021 and the valid termination of the Business Combination Agreement without the consent of Navitas. NOTWITHSTANDING THE FOREGOING, THE PER SHARE TENDER OFFER CONSIDERATION AND ANY OTHER TERMS OF THIS OFFER SHALL BE IMMEDIATELY AND AUTOMATICALLY MODIFIED TO CORRESPOND TO ANY AMENDMENTS TO (OR WAIVERS OF) SUCH TERMS IN THE BUSINESS COMBINATION AGREEMENT (INCLUDING ANY DECREASE IN THE VALUE OF THE PER SHARE TENDER OFFER CONSIDERATION) SO LONG AS THE SHAREHOLDERS PARTY TO THE SUPPORT AGREEMENT REMAIN OBLIGATED TO TENDER (AND NOT WITHDRAW) THEIR COVERED SHARES IN ACCORDANCE WITH THE TERMS OF THE SUPPORT AGREEMENT AND SO LONG AS WE EXTEND THIS OFFER TO THE EXTENT REQUIRED UNDER APPLICABLE U.S. LAW. See “Terms of This Offer—Section 1.”

How will I be notified if this Offer is extended or amended?

If we extend this Offer, we will make an announcement of the extension, no later than 9:00 A.M., New York City time, on the business day after the day on which this Offer had previously been scheduled to expire. We will also make an announcement of any amendment to this Offer in the same manner.

How do I tender my Covered Shares?

If you want to tender your Covered Shares, you must complete and sign a Letter of Transmittal, in the form attached hereto as Exhibit A, according to its instructions, and deliver it, together with any required certificates for your Covered Shares (which certificates may be returned on your behalf by DLA if such certificates are then in DLA’s custody and you authorize such return by completing the Letter of Transmittal with respect to such Covered Shares) or any affidavits of lost share certificate, in substantially the form attached hereto as Exhibit B and any other documents required by the Letter of Transmittal, to LOKB.

If you were never provided with original share certificates representing your Covered Shares, those certificates are either in the process of being prepared by Navitas or in the custody of DLA. For your convenience and administrative efficiency, DLA may return such certificates to LOKB on your behalf if you provide your authorization for such return by completing a Letter of Transmittal with respect to the Covered Shares represented by such certificates. To provide you with the details required to complete a Letter of Transmittal with respect to any Covered Shares represented by such certificates, DLA will send you scanned copies of such certificates by email, mail or courier.

You may contact LOKB for administrative assistance. The contact information for LOKB appears on the last page of this Offer to Acquire before the Exhibits. See also the Instructions to the Letter of Transmittal and “Terms of This Offer—Section 4.”

Until what time can I withdraw tendered Covered Shares and how do I withdraw them?

You can withdraw tendered Covered Shares at any time until this Offer has expired. However, Covered Shares which have been tendered pursuant to the Support Agreement may not be withdrawn under the terms of the Support Agreement unless the Support Agreement is terminated. See “Terms of This Offer—Section 5.”

To properly withdraw Covered Shares, you must deliver a written notice of withdrawal with the required information to LOKB while you still have the right to withdraw such Covered Shares. Your notice of withdrawal must specify your name, the number of Covered Shares to be withdrawn and the name of the registered holder of such Covered Shares. Some additional requirements apply if the certificate(s) representing such Covered Shares to be withdrawn have already been delivered. Notwithstanding the foregoing, Covered Shares which have been tendered pursuant to the Support Agreement may not be withdrawn under the terms of the Support Agreement unless the Support Agreement is terminated. See “Terms of This Offer— Section 5.”

If I decide not to tender but your Offer is successful, what will happen to my Covered Shares?

Following the commencement of this Offer, we expect at least 80% of each class of the issued and allotted share capital of Navitas Ireland to be tendered in accordance with the terms of the Support Agreement and as soon as reasonably possible following such shares being tendered, we will serve notice (a “Call Notice”) on all dissenting shareholders (i.e. those who have not tendered their shares or those who have withdrawn their tendered shares) (the “Dissenting Shareholders”) notifying them of our intention to compulsorily acquire all Covered Shares held by Dissenting Shareholders under section 457 of the Companies Act, following which, in accordance with and subject to the provisions of Chapter 2 of Part 9 of the Companies Act, you (along with all Dissenting Shareholders) will be required to transfer, and we will be bound to acquire, your Covered Shares on the same terms as the Tender Offer. See “Terms of This Offer—Section 6” and “Risk Factors.”

If I decide not to tender my Covered Shares, will I have appraisal rights?

If you do not tender your Covered Shares and LOKB serves notice on you as a Dissenting Shareholder, notifying you of LOKB’s intention to compulsorily acquire your Covered Shares, then you will not have appraisal rights but you will have the right to apply to the Irish High Court under Section 459(5) of the Companies Act for an order permitting you to retain your shares or varying the terms of the offer as they apply to you and that court will have the discretion to make such orders as it sees fit. See “Terms of This Offer—Section 6.”

What is the value of my Covered Shares as of a recent date?

Because the Covered Shares are not actively traded on a securities exchange, and an active market in the Covered Shares does not otherwise exist, no market price is readily available to determine the value of your Covered Shares. You should consult your own financial advisor before deciding whether to tender your Covered Shares.

What are the material Irish tax and United States federal income tax consequences of tendering Covered Shares?

Navitas has provided the following discussion of the material Irish tax and U.S. federal income tax consequences for its shareholders who tender Covered Shares to LOKB pursuant to this Offer. This discussion does not, however, purport to be a complete analysis of all potential tax considerations for holders of Covered Shares stemming from tendering such Covered Shares to LOKB pursuant to this Offer or the consummation of the transactions contemplated by the Business Combination Agreement. Additionally, this discussion does not address tax considerations applicable to holders of options, Navitas Ireland Restricted Shares, restricted stock units and/or warrants. You are urged to consult, and rely solely upon, your tax advisor with respect to the tax consequences of participating in the Offer.

Material Irish Tax Consequences

The following discussion is a summary of the material Irish tax consequences of tendering Covered Shares based on Irish taxation laws and our understanding of the practices of the Revenue Commissioners of Ireland currently in force in Ireland and may be subject to change. It deals with holders of Covered Shares who beneficially own their Covered Shares as an investment. The following discussion is intended to be general in nature and particular rules not discussed below may apply to certain classes of taxpayers holding Covered Shares, such as dealers in securities, collective investment schemes, insurance companies, trusts and persons who have acquired their Covered Shares by reason of their, or another’s, employment.

The material Irish tax consequences of consummating the Offer by exchanging Covered Shares for the consideration (including the Earnout Shares) set out above (the “Exchange”) will be determined by whether you are resident or not resident for tax purposes in Ireland.

In the context of the Exchange, you will be considered to be resident in Ireland for tax purposes if you: (i) are an individual, i.e., a natural person, who is considered resident and/or ordinarily resident in Ireland either pursuant to applicable provisions of the Taxes Consolidation Act 1997, as amended (“TCA”) (in particular Sections 819, 820 and 821 TCA)) and/or are considered resident in Ireland by virtue of a double taxation treaty; or (ii) constitute a company, not being an individual, that is considered resident in Ireland either pursuant to applicable provisions of the TCA (in particular Section 23A TCA) and/or is considered resident in Ireland by virtue of a double taxation treaty. In the context of the Offer, you will not be considered to be resident in Ireland for tax purposes if you are not within paragraphs (i) or (ii) above. IMPORTANTLY, THE FOREGOING STATEMENTS ARE NOT AND SHOULD NOT BE VIEWED AS BEING DETERMINATIVE OF YOUR RESIDENCE STATUS FOR IRISH TAX PURPOSES. WE THEREFORE RECOMMEND YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR BEFORE CONCLUDING ON SUCH MATTERS.

If you are a beneficial owner of Covered Shares and are not resident for tax purposes in Ireland, the Exchange should not be within the charge to Irish capital gains tax or Irish corporation tax on chargeable gains, as applicable, on the basis that the Covered Shares should not derive their value, or the greater part of their value, directly or indirectly, from (i) land in Ireland; (ii) minerals in Ireland or any rights, interests or other assets relating to mining or minerals or the searching for minerals; or (iii) exploration or exploitation rights on the Irish continental shelf.

A beneficial owner of Covered Shares that is resident for tax purposes in Ireland is within the charge to Irish capital gains tax or Irish corporation tax on chargeable gains, as applicable, as respects the Exchange. However, the Exchange should qualify as an exchange of shares to which the provisions of Section 586 TCA apply on the basis that (i) LOKB will issue LOKB Class A Common Stock in exchange for Covered Shares as a result of a general offer made to members of Navitas Ireland on condition that if it were satisfied LOKB would have control of Navitas Ireland; and (ii) the Exchange will be effected for bona fide commercial reasons and does not form part of an arrangement or scheme of which the main purpose, or one of the main purposes, is the avoidance of liability to tax. The Exchange should therefore qualify as a reorganization of share capital by Navitas Ireland such that the receipt of the LOKB Class A Common Stock in exchange for Covered Shares pursuant to the Exchange should be treated as the same asset, acquired at the same time and for the same consideration, as the holding of Covered Shares held by the relevant holder immediately prior to the Exchange (in other words, the Exchange should not be treated as a disposal for the purposes of Irish capital gains tax or Irish corporation tax on chargeable gains, as applicable). Once the criteria for the application of Section 586 TCA are met, no tax payment or filing obligations as respects the Exchange should arise for the tax year in which the Exchange takes place. The Earnout Shares should also be treated as forming part of the consideration received by a beneficial owner of Covered Shares that is resident for tax purposes in Ireland. Based on the current practice of the Revenue Commissioners of Ireland, provided the Earnout Shares will constitute shares and will not constitute a cash payment, the Earnout Shares should also be eligible to be treated as qualifying for relief from Irish capital gains tax or Irish corporation tax on chargeable gains, as applicable, such that no consequent charge to Irish capital gains tax or Irish corporation tax on chargeable gains should arise.

If the Exchange does not qualify as an exchange of shares to which the provisions of Section 586 TCA applies, Irish capital gains tax or Irish corporation tax on chargeable gains, as the case may be, may arise. For the tax year 2021 (1 January to 31 December 2021 inclusive) such tax would be chargeable at a rate of 33% on the difference – assuming that difference is a positive value – between the consideration attributable to the LOKB Class A Common Stock equal to the Navitas Ireland Exchange Ratio received by you in euro, valued at the date of the Exchange, and your base cost (if any) in the Covered Stock. If that difference is nil, no Irish capital gains tax or Irish corporation tax on chargeable gains should be chargeable. If that difference is a negative value, a capital loss will arise and no Irish capital gains tax or Irish corporation tax on chargeable gains, as applicable, should be chargeable. Relevant Irish tax legislation provides that, in computing your chargeable gain (if any) on the Exchange, the full amount of the consideration must be taken into account without regard for any part of the consideration being payable only on the occurrence of some future contingency(ies). The value attributable to the Earnout Shares should therefore be treated as part of the consideration received by you as respects the Exchange when assessing your liability to Irish capital gains tax or Irish corporation tax on chargeable gains, as applicable. Where any part of the consideration taken into account in assessing your liability to Irish capital gains tax or Irish corporation tax on chargeable gains can be later shown to the satisfaction of the Revenue Commissioners of Ireland to be irrecoverable, any necessary adjustment of the charge to Irish capital gains tax or Irish corporation tax on chargeable gains, as applicable, by way of refund or otherwise may be made.

Neither LOKB nor Navitas have sought, nor do they intend to seek, any ruling from the Revenue Commissioners of Ireland or opinion of counsel with respect to the qualification of the Exchange and the Merger, together, for the Irish tax treatment described herein. There can be no assurance that the Exchange and the Merger, together, will qualify for the Irish tax treatment described herein, or that your tax advisor, the Revenue Commissioners of Ireland or a court will agree with the views expressed herein, or that a court will not sustain any challenge by the Revenue Commissioners of Ireland in the event of litigation.

LOKB HAS INCLUDED THIS DISCUSSION PROVIDED BY NAVITAS FOR INFORMATIONAL PURPOSES ONLY AND IT IS NOT TAX ADVICE. YOU SHOULD CONSULT, AND RELY SOLELY UPON, YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE IRISH TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Consequences

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Covered Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) who have the authority to control all substantial decisions of the trust, or (B) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

A “Non-U.S. holder” is any beneficial owner of Covered Shares that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. holder.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Covered Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding Covered Shares are urged to consult, and rely solely upon, their tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

Characterization of the Exchange and the Merger.

Navitas is treated as a U.S. corporation for U.S. federal income tax purposes. It is intended that, for U.S. federal income tax purposes, the Exchange and the Merger, together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended U.S. Tax Treatment”). However, the qualification of the Exchange and Merger, together, for the Intended U.S. Tax Treatment depends on numerous facts and circumstances, which may change between the date of this Offer to Acquire and the Closing, which may cause the discussion herein to no longer be applicable. The Closing is not conditioned upon achieving, or receiving opinions from tax counsel in regards to, any particular tax treatment. If the Exchange and the Merger, together, do not qualify for the Intended U.S. Tax Treatment, the tax consequences of the Exchange and the Merger could materially differ from those described below. Neither LOKB nor Navitas have sought, nor do they intend to seek, any ruling from the U.S. Internal Revenue Service (the “IRS”) or opinion of counsel with respect to the qualification of the Exchange and the Merger, together, for the Intended U.S. Tax Treatment. There can be no assurance that the Exchange and the Merger, together, will qualify for the Intended U.S. Tax Treatment, or that your tax advisor, the IRS or a court will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

In addition, even if the Exchange and the Merger, together, do not qualify for the Intended U.S. Tax Treatment, it is possible that the Exchange and the Merger, together, will qualify as a transaction described in Section 351 of the Code, in which case the tax consequences will be substantially similar to those described below for the Intended U.S. Tax Treatment. The ability to qualify as a transaction described in Section 351 of the Code is dependent on the satisfaction of a number of requirements and there can be no assurance that such requirements will be satisfied.

The following discussion assumes that the Earnout Shares will be treated as consideration that can be received on a tax-deferred basis under the reorganization provisions of the Code, as opposed to taxable “boot.” If the Earnout Shares are treated as taxable “boot,” the tax consequences described below could be materially different, including both U.S. and Non-U.S. holders being required to recognize gain or loss with respect to the Earnout Shares and Non-U.S. holders also being subject to withholding. Holders of Covered Shares should consult their own tax advisors as to the consequences of the possible receipt of any Earnout Shares, including the application of the installment sale rules.

Consequences if the Exchange and Merger Qualify as a Reorganization.

U.S. Holders. If the Exchange and the Merger, together, qualify for the Intended U.S. Tax Treatment, a U.S. holder of Covered Shares that receives shares of LOKB Class A Common Stock (including any Earnout Shares pursuant to the contingent right to receive Earnout Shares (the “Earnout Right”)) in the Exchange should not recognize gain or loss for U.S. federal income tax purposes (except with respect to any Earnout Shares treated as imputed interest as discussed below). A U.S. holder’s aggregate tax basis in the shares of LOKB Class A Common Stock received pursuant to the Exchange (including any Earnout Shares received, other than any Earnout Shares that represent imputed interest) should equal the U.S. holder’s aggregate adjusted tax basis in the Covered Shares exchanged therefor. For purposes of determining the basis of each share of LOKB Class A Common Stock received by a U.S. holder, the maximum number of shares of LOKB Class A Common Stock issuable to such U.S. holder under the Earnout Right should be treated as having been received by the U.S. holder at the time of the Exchange, and adjustments to the U.S. holder’s tax basis in shares of LOKB Class A Common Stock actually received should be made if the maximum number of Earnout Shares issuable under the Earnout Right ultimately are not issued. The holding period of the shares of LOKB Class A Common Stock received by a U.S. holder (including any Earnout Shares received, other than any Earnout Shares that represent imputed interest) should include the holding period of the U.S. holder’s Covered Shares exchanged therefor. If a U.S. holder has acquired different blocks of Covered Shares at different times or at different prices, then such U.S. holder’s tax basis and holding period in shares of LOKB Class A Common Stock received pursuant to the Exchange (including any Earnout Shares received, other than any Earnout Shares that represent imputed interest) generally will be determined with reference to each block of Covered Shares. Each U.S. holder should consult its own tax advisor as to the allocation of its tax basis among the shares of LOKB Class A Common Stock received pursuant to the Exchange, including any Earnout Shares.

A portion of any Earnout Shares a U.S. holder receives pursuant to the Exchange will be taxable upon receipt as imputed interest and as ordinary income, even though there will not be any corresponding receipt of cash. A U.S. holder’s basis in such Earnout Shares treated as imputed interest will equal the fair market value of such shares on the date of receipt and the U.S. holder’s holding period in such Earnout Shares will begin on the date following the date of receipt.

A U.S. holder who receives shares of LOKB Class A Common Stock pursuant to the Exchange will generally be required to retain permanent records pertaining to the Exchange and make such records available to any authorized IRS officers and employees upon request. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of the Exchange. Additionally, each U.S. holder that is a “significant holder” of Covered Shares may be required to file with such U.S. holder’s U.S. federal income tax return for the year in which the Exchange takes place a statement setting forth certain facts relating to the Exchange. A “significant holder” is a holder of Covered Shares, that, immediately before the Exchange, is (i) a holder of Navitas shares, that, immediately before the Exchange, owned at least one percent (by vote or value) of the outstanding Navitas shares or (ii) a holder of Navitas securities, that, immediately before the Exchange, owned securities in Navitas with a tax basis of $1 million or more. Each U.S. holder should consult its own tax advisor as to any information requirements.

Non-U.S. Holders. If the Exchange and the Merger, together, qualify for the Intended U.S. Tax Treatment, the U.S. federal income tax consequences for non-U.S. holders of Covered Shares that receive shares of LOKB Class A Common Stock and Earnout Shares should generally be the same as for U.S. holders. Notwithstanding the foregoing, a non-U.S. holder may be subject to U.S. federal income tax (and withholding with respect thereto) for any Earnout Shares treated as imputed interest.

Consequences if the Exchange and Merger Fails to Qualify as a Reorganization

U.S. Holders. If the Exchange and the Merger, together, do not qualify for the Intended U.S. Tax Treatment (or as a transaction described in Section 351 of the Code), then a U.S. holder would recognize gain or loss upon the exchange of the holder’s Covered Shares for shares of LOKB Class A Common stock equal to the difference between the fair market value of the total consideration received in the Exchange and such U.S. holder’s tax basis in the Covered Shares surrendered in the Exchange. For these purposes, the share of the total consideration received by a holder of Covered Shares will include his or her pro rata portion of the Earnout Shares, generally based on the fair market value of the Earnout Right as of the Closing unless such fair market value is not reasonably ascertainable, in which case payments of the Earnout Shares would be taken into account when made or deemed made in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes. The Earnout Shares should generally be eligible for installment sale reporting and a portion of any such deferred payments would be subject to the imputed interest rules similar to those described above and may be subject to an additional interest charge. The amount and timing of any gain recognition would depend, in part, upon whether the installment method of reporting is applied to the receipt of Earnout Shares. Holders should consult their tax advisors regarding the advisability of electing out of the installment method in light of their particular circumstances. Generally, such gain or loss would be long-term capital gain or loss if the U.S. holder’s holding period in the Covered Shares surrendered in the Exchange is more than one year at the time of the Exchange. U.S. holders who acquired different blocks of Covered Shares at different times for different prices must calculate their gains, losses and holding periods separately for each identifiable block of such stock exchanged in the Exchange. In addition, the U.S. holder’s aggregate tax basis in the shares of LOKB Class A Common Stock received in the Exchange would equal their fair market value at the time of the Closing, and the U.S. holder’s holding period of such shares of LOKB Class A Common Stock would commence the day after the Closing.

Non-U.S. Holders. The tax consequences to non-U.S. holders if the Exchange and the Merger, together, do not qualify for the Intended U.S. Tax Treatment (or as a tax-free contribution to a controlled corporation pursuant to Section 351 of the Code) will generally differ from the consequences for U.S. holders, as described below. Non-U.S. holders will not be subject to U.S. federal income tax on any gain recognized as a result of the Exchange failing to qualify for tax-free treatment unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the Exchange and certain other requirements are met; or

•

Navitas is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Exchange or the period that the non-U.S. holder held Covered Shares.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. holders. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S.-source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

If the third bullet point above applied to a non-U.S. holder, any gain recognized by such holder with respect to such holder’s Covered Shares as a result of the Exchange would be subject to tax at generally applicable U.S. federal income tax rates and a U.S. federal withholding tax could apply. However, Navitas believes that it is not, and has not been at any time during the five-year testing period, a United States real property holding corporation and neither Navitas nor LOKB expects to be a United States real property holding corporation immediately after the Exchange and Merger are completed.

Notwithstanding the foregoing, a non-U.S. holder may be subject to U.S. federal income tax (and withholding with respect thereto) for any Earnout Shares treated as imputed interest.

The above discussion of material U.S. federal income tax considerations is limited to holders that hold Covered Shares as a “capital asset” for U.S. federal income tax purposes (generally, property held for investment). It is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect as of the date hereof and which may be subject to differing interpretations or change, possibly on a retroactive basis. Furthermore, the above discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances, and it does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties and it does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as banks, insurance companies or other financial institutions; tax-exempt or governmental organizations, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund); dealers in securities or foreign currencies; U.S. holders whose functional currency is not the U.S. dollar; traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes; “controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax; entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein; persons deemed to sell Navitas securities under the constructive sale provisions of the Code; persons that acquired Navitas securities through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; persons that actually or constructively own five percent or more of any class of Navitas shares; persons that hold Navitas securities as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and certain former citizens or long-term residents of the United States.

LOKB HAS INCLUDED THIS DISCUSSION PROVIDED BY NAVITAS FOR INFORMATIONAL PURPOSES ONLY AND IT IS NOT TAX ADVICE. YOU SHOULD CONSULT, AND RELY SOLELY UPON, YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Who can I talk to if I have questions about this Offer?

You can contact us. Our contact information is set forth on the last page of this Offer to Acquire before the Exhibits.

FORWARD-LOOKING STATEMENTS

This Offer to Acquire and the materials enclosed herewith contain or incorporate by reference certain forward-looking statements and information relating to Navitas and LOKB that are based on our beliefs as well as assumptions made by, and information currently available to, us. LOKB cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. See the section entitled “Cautionary Note Regarding Forward-Looking Statements” contained in the Registration Statement for additional information.

RISK FACTORS

In deciding whether to participate in this Offer, each Navitas Ireland shareholder should consider carefully, in addition to the other information contained in this Offer to Acquire, the information set forth under the heading “Risk Factors” in the Registration Statement and in LOKB’s periodic filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the subsequent Quarterly Reports on Form 10-Q, the following:

Withdrawal Rights

Covered Shares tendered prior to the Expiration Time may only be validly withdrawn prior to the Expiration Time. After the Expiration Time, tendered Covered Shares may not be withdrawn unless LOKB is required to extend withdrawal rights under applicable law.

Treatment of Covered Shares Not Tendered in this Offer

Following the commencement of this Offer, we expect at least 80% of each class of the issued and allotted share capital of Navitas Ireland to be tendered in accordance with the terms of the Support Agreement and as soon as reasonably possible following such shares being tendered, LOKB will serve a Call Notice on all Dissenting Shareholders notifying them of LOKB’s intention to compulsorily acquire all Covered Shares held by Dissenting Shareholders under section 457 of the Companies Act, following which, in accordance with and subject to the provisions of Chapter 2 of Part 9 of the Companies Act, all Dissenting Shareholders will be required to transfer, and LOKB will be bound to acquire, all Covered Shares of such Dissenting Shareholders on the same terms as the Tender Offer.

Amendments and Waivers

The Business Combination Agreement may be amended (or the terms and conditions thereof waived) in writing by the parties thereto. In the event that the Business Combination Agreement is amended (or a provision thereof is waived), the Per Share Tender Offer Consideration and any other terms of this Offer shall be immediately and automatically modified to correspond to any such amendments to (or waivers of) such terms in the Business Combination Agreement (including any decrease in the value of the Per Share Tender Offer Consideration) so long as the Navitas shareholders party to the Support Agreement remain obligated to tender (and not withdraw) their Navitas Ireland Shares in accordance with the terms of the Support Agreement and so long as we extend this offer to the extent required under applicable U.S. law.

In the event of an amendment to the Business Combination Agreement, the Navitas shareholders party to the Support Agreement will remain obligated to tender (and not withdraw) their Covered Shares pursuant to the terms thereof provided that such amendment is not materially adverse to such Navitas shareholders, in their capacity as such. However, if an amendment to the Business Combination Agreement were materially adverse to the Navitas shareholders party to the Support Agreement such that they would no longer be obligated to tender (and not withdraw) their Covered Shares, (a) the Support Agreement may be amended by a written instrument executed by LOKB, Navitas and Navitas shareholders party thereto holding a majority of the Navitas Delaware Shares and Navitas Ireland Shares (on an as-converted basis) held by all such Navitas shareholders party thereto (subject to the additional consent of any specific shareholder materially and disproportionately adversely affected as compared to any other Navitas shareholder) and/or (b) Navitas may, for itself and all Navitas shareholders party thereto, waive the terms and conditions under the Support Agreement (other than LOKB’s delivery of the applicable consideration at the consummation of this Offer). Accordingly, LOKB and Navitas may amend the Business Combination Agreement in a manner materially adverse to the Navitas shareholders, which amendment would immediately and automatically modify the terms of this Offer, if LOKB, Navitas and Navitas shareholders party to the support Agreement holding a majority of the Navitas Delaware Shares and Navitas Ireland Shares (on an as-converted basis) held by all such Navitas shareholders also amended the Support Agreement or if Navitas waived any such applicable provisions (other than LOKB’s delivery of the applicable consideration at the consummation of this Offer). While the parties’ ability to amend the Business Combination Agreement is unlimited, examples of such amendments could be to, among other things, decrease the Navitas Ireland Exchange Ratio, increase the trading price targets applicable to the Earnout Shares, shorten the time period in which the Earnout Shares may be earned or make other amendments that would decrease the overall value of the Per Share Tender Offer Consideration.

TERMS OF THIS OFFER

1. Terms of this Offer.

Expiration and Extension of this Offer. This Offer will expire at 12:01 A.M. New York City time, on August 20, 2021; provided, however, that, subject to LOKB’s and Navitas’ respective rights to terminate the Business Combination Agreement, LOKB will (a) extend this Offer for any period required by any applicable rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff thereof; and (b) if, as of any then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived by LOKB (to the extent permitted hereunder), extend this Offer on a basis consistent with LOKB’s ability to postpone or adjourn the LOKB Stockholders’ Meeting pursuant to the Business Combination Agreement. Notwithstanding the foregoing, LOKB will not extend the Tender Offer beyond the earlier of November 2, 2021 and the valid termination of the Business Combination Agreement without the prior consent of Navitas.

Consummation of this Offer. Upon the terms and subject to the conditions set forth in this Offer, we will consummate this Offer and acquire one hundred percent (100%) of each class of then issued and allotted Covered Shares (whether pursuant to this Offer, the compulsory acquisition procedure provided under Section 457 of the Companies Act or otherwise) promptly after the Expiration Time, as it may be extended in accordance herewith (the “Acceptance Time”).

Promptly after the Acceptance Time (and in any event within two (2) Business Days thereafter, or such later time as when we receive all necessary information from any applicable shareholder) we will issue (a) the applicable number of shares of LOKB Class A Common Stock equal to the applicable Navitas Ireland Exchange Ratio and (b) the contingent right to receive the applicable Earnout Shares in accordance with the Business Combination Agreement, in each case, without interest, for each Navitas Ireland Share validly tendered and not validly withdrawn pursuant to this Offer. To the extent that any Per Share Tender Offer Consideration is issued with respect to any restricted shares of Navitas Ireland, any LOKB Class A Common Stock issued as consideration therefor shall continue to be governed by the same terms and conditions (including vesting and repurchase terms) as were applicable to the corresponding restricted shares immediately prior to the Acceptance Time, except to the extent such terms or conditions are rendered inoperative by this Offer and any related transactions.

Termination of this Offer. LOKB will not terminate the Tender Offer or permit the Tender Offer to be terminated prior to the Expiration Time (as it may be extended and re-extended in accordance herewith), unless and until the Business Combination Agreement is validly terminated. In the event that the Business Combination Agreement is validly terminated prior to any scheduled expiration of this Offer, LOKB will promptly (but in any event not more than one (1) Business Day after such termination), irrevocably and unconditionally terminate this Offer and shall not acquire any Navitas Ireland Shares pursuant to this Offer. If this Offer is terminated or withdrawn by LOKB or if the Business Combination Agreement is validly terminated prior to the Acceptance Time, LOKB will promptly (and in any event within one (1) Business Day) return, and shall cause any depository acting on behalf of LOKB to return, all share certificates with respect to tendered Navitas Ireland Shares to the record holders thereof in accordance with applicable Law.

Recipients of this Offer. We are sending this Offer to Acquire, the Letter of Transmittal and other related documents attached hereto to record holders of Covered Shares and all potential record holders of Covered Shares. Only those who are record holders of Covered Shares in advance of the Expiration Time are eligible to participate in this Offer.

As noted in the section entitled “Questions & Answers: Important Information Regarding this Offer”, at the Closing, all options, Navitas Ireland Restricted Shares, restricted stock units and/or warrants which may be exercised or settled, as applicable for Navitas Ireland Common Shares and/or Navitas Ireland Preferred Shares will be automatically released and extinguished in exchange for (a) corresponding options, restricted shares, restricted stock units and/or warrants of LOKB, as applicable, based on the number of Navitas Ireland Shares subject thereto and the Navitas Ireland Exchange Ratio, in each case subject to the same vesting, repurchase and other applicable terms, and (b) the contingent right to receive the applicable Earnout Shares in accordance with the Business Combination Agreement, in each case, without interest; provided, however, that in the event that the terms of any applicable warrant do not permit such release and extinguishment, such warrant shall remain outstanding. Notwithstanding the foregoing, we are sending this

Offer to Acquire, the Letter of Transmittal and other related documents attached hereto to holders of options, restricted shares, restricted stock units and warrants so that in the event such holders receive Covered Shares upon the exercise, settlement and/or vesting thereof, as applicable, prior to the Expiration Time, such holders may tender such Covered Shares into this Offer.

2. Conditions of this Offer. Notwithstanding any other provision of this Offer or the Business Combination Agreement, our rights and obligations to accept any Covered Shares that are validly tendered in this Offer and not withdrawn and to issue the Per Share Tender Offer Consideration in exchange therefor are subject to the following conditions having been satisfied or waived by us (the “Offer Conditions”):

(a) the Minimum Tender Condition;

(b) the Termination Condition;

(c) the Compulsory Transfer Condition;

(d) the written consent of the requisite shareholders of Navitas Delaware in favor of the approval and adoption of the Business Combination Agreement and the Business Combination;

(e) certain proposals having each been approved and adopted by the requisite affirmative vote of the LOKB stockholders in accordance with the Delaware General Corporation Law, LOKB’s organizational documents and the rules and regulations of the New York Stock Exchange (the “NYSE”) (or such other exchange on which the shares of LOKB Class A Common Stock are then listed);

(f) no governmental authority having enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Business Combination illegal or otherwise prohibiting the consummation of the Business Combination;

(g) all required filings under the HSR Act and any other applicable antitrust laws having been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act and any other applicable antitrust laws having expired or been terminated;

(h) the Registration Statement having been declared effective and no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened by the SEC;

(i) the shares of LOKB Class A Common Stock to be issued pursuant to the Business Combination Agreement (including the Earnout Shares) and in connection with the consummation of the Tender Offer having been approved for listing on the NYSE, or another national securities exchange, as of the Closing, subject only to official notice of issuance thereof;

(j) the accuracy of the representations and warranties of Navitas as determined in accordance with the Business Combination Agreement;

(k) Navitas having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it at or prior to the Effective Time;

(l) no Navitas Material Adverse Effect having occurred following the date of the Business Combination Agreement that is continuing and uncured;

(m) receipt of resignations from the members of the governing bodies of Navitas and its subsidiaries except for the persons identified as continuing directors;

(n) Navitas having delivered a certification that the equity interests of Navitas are not “United States real property interests”;

(o) LOKB having at least $5,000,001 of net tangible assets following the redemption of public shares by LOKB’s public stockholders in accordance with LOKB’s organizational documents;

(p) the sale and issuance by LOKB of LOKB Class A Common Stock in connection with the Private Placements having been consummated prior to or in connection with the Closing;

(q) new employment agreements with certain executives being in full force and effect; and

(r) each Navitas Warrant having been terminated, exercised (and any shares of Navitas Ireland received upon such exercise being tendered into this Offer) or amended in the manner permitted by the Business Combination Agreement, provided that this condition will not apply to any Navitas Warrant that is unvested (and not reasonably expected by Navitas to become vested in accordance with its terms) and represents a de minimis amount of the outstanding equity of Navitas immediately prior to Closing.

Some of the conditions to LOKB’s obligations are qualified by the concept of a “Navitas Material Adverse Effect”, which is discussed in more detail in the section entitled “The Business Combination — Conditions to Closing of the Business Combination Agreement” in the Registration Statement.

We expressly reserve the right to, at any time and from time to time, in our sole discretion, waive any of the Offer Conditions, in whole or in part (other than the Minimum Tender Condition, the Termination Condition or the Compulsory Transfer Condition), subject to applicable laws.

3. Amendments.

We expressly reserve the right to modify the terms of the Tender Offer in a manner not otherwise inconsistent with the terms of the Business Combination Agreement; provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, without the prior written consent of Navitas, we may not (i) reduce the number of Navitas Ireland Shares sought pursuant to this Offer, (ii) reduce the applicable Per Share Tender Offer Consideration, (iii) amend, modify or supplement the Minimum Tender Condition or the Termination Condition, (iv) add to or amend, modify or supplement any Offer Condition, or make this Offer subject to any other condition, (v) directly or indirectly amend, modify or supplement any other term of this Offer in any individual case in any manner adverse to the holders of Covered Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of this Offer or the Merger or impair the ability of LOKB to consummate this Offer, (vi) extend or otherwise change the Expiration Time (except as expressly required or permitted by the Business Combination Agreement) or (vii) change the form or amount or manner of payment of the Per Share Tender Offer Consideration.

NOTWITHSTANDING THE FOREGOING, THE PER SHARE TENDER OFFER CONSIDERATION AND ANY OTHER TERMS OF THIS OFFER SHALL BE IMMEDIATELY AND AUTOMATICALLY MODIFIED TO CORRESPOND TO ANY AMENDMENTS TO (OR WAIVERS OF) SUCH TERMS IN THE BUSINESS COMBINATION AGREEMENT (INCLUDING ANY DECREASE IN THE VALUE OF THE PER SHARE TENDER OFFER CONSIDERATION) SO LONG AS THE SHAREHOLDERS PARTY TO THE SUPPORT AGREEMENT REMAIN OBLIGATED TO TENDER (AND NOT WITHDRAW) THEIR COVERED SHARES IN ACCORDANCE WITH THE TERMS OF THE SUPPORT AGREEMENT AND SO LONG AS WE EXTEND THIS OFFER TO THE EXTENT REQUIRED UNDER APPLICABLE U.S. LAW. In the event of any inconsistency between this Offer to Acquire and the Business Combination Agreement, the Business Combination Agreement shall control.

If we decrease the Covered Shares being sought in this Offer or increase or decrease the consideration to be paid for Covered Shares or any dealer’s soliciting fee to be given pursuant to this Offer, and this Offer is then scheduled to expire in less than 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given, this Offer will remain open for a minimum of 10 business days from the date of that notice. If we make any material change in the terms of or information concerning this Offer or waive a material condition of this Offer, we will extend this Offer, if required by applicable law for a period sufficient to allow you to consider the amended terms, information or waiver. In a published release, the SEC has stated that, in its view, a tender offer such as this Offer must remain open for a minimum period of time following a material change in the terms of that tender offer and that the waiver by LOKB of a condition is a material change in the terms of a tender offer. The release states that a tender offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. Under the SEC’s regulations, “business day” means any day, other than Saturday, Sunday or a U.S. federal holiday, and consists of the time period from 12:01 A.M. through 12:00 Midnight, Eastern time.

4. Procedure for Tendering Covered Shares.

Valid Tender of Covered Shares. To tender Covered Shares pursuant to this Offer, LOKB must receive at its address set forth on the last page of this Offer to Acquire before the Exhibits (a) a properly completed and duly executed Letter of Transmittal (or electronic copy thereof) and any other documents required by the Letter of Transmittal and (b) certificates representing the Covered Shares to be tendered, in each case by the Expiration Time (or affidavits of lost share certificate, in substantially the form attached hereto as Exhibit B).

The method of delivery of Covered Shares and all other required documents is at your option and risk, and delivery will be deemed made only when actually received by LOKB. If certificates for Covered Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured.

The tender of Covered Shares pursuant to any one of the procedures described above or below will constitute your acceptance of this Offer, as well as your representation and warranty that (a) you own the Covered Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (b) the tender of those Covered Shares complies with Rule 14e-4 under the Exchange Act and (c) you have the full power and authority to tender, sell, assign and transfer the legal and beneficial ownership of the tendered Covered Shares, as specified in the Letter of Transmittal. Our acceptance for payment of Covered Shares tendered by you pursuant to this Offer will constitute a binding agreement between you and us with respect to such Covered Shares upon the terms and subject to the conditions of this Offer.

Appointment of Proxy. By executing a Letter of Transmittal, you irrevocably appoint our designees as your proxies (including, without limitation, to execute a stock transfer form in our favor in respect of the Covered Shares with effect from Closing) in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Covered Shares tendered and accepted for payment by us (and any and all other securities issued with respect thereto in distributions made or declared with a record date after the Expiration Time). All such proxies are irrevocable and coupled with an interest in the tendered Covered Shares. Such appointment is effective only upon our acceptance for payment of those Covered Shares. Upon acceptance for payment, all other prior proxies and consents granted by you with respect to those Covered Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Our designees will be empowered to (i) exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Navitas’ shareholders, by written consent or otherwise; and (ii) prepare a duly executed stock transfer form in our favor transferring the Covered Shares pursuant to the Offer.

Determination of Validity. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Covered Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Covered Shares that we determine not to be in proper form or the acceptance for payment of or payment for which, in the opinion of our legal counsel, is unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Covered Shares. Neither LOKB nor any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Withdrawal Rights. You may withdraw tenders of Covered Shares made pursuant to this Offer at any time before the Expiration Time. Thereafter, those tenders are irrevocable. If we extend the period of time during which this Offer is open, or we are delayed in issuing, or unable to issue, the Per Share Tender Offer Consideration for Covered Shares pursuant to this Offer for any reason, then, without prejudice to our rights under this Offer, but subject to applicable law and the requirements of any Governmental Authority, we may retain all Covered Shares tendered, and those Covered Shares may not be withdrawn. Notwithstanding the foregoing, Covered Shares which have been tendered pursuant to the Support Agreement may not be withdrawn under the terms of the Support Agreement unless the Support Agreement is terminated.

For a withdrawal of Covered Shares previously tendered to be effective, LOKB must timely receive a written notice of withdrawal with respect to those Covered Shares at its address set forth on the last page of this Offer to Acquire before the Exhibits. Such notice of withdrawal must specify the name of the person who tendered the Covered Shares to be withdrawn, the number of Covered Shares to be withdrawn, the name of the registered holder of Covered Shares, if different from that of the person who tendered those Covered Shares and the serial number(s) shown on the particular certificate(s) evidencing the Covered Shares to be withdrawn, if any. Withdrawals may not be rescinded, and Covered Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Covered Shares may be tendered once again by following one of the procedures described in “Terms of This Offer—Section 4” at any time before the Expiration Time.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. Neither LOKB nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

6. Compulsory Acquisition Procedure.

The compulsory acquisition procedure provided under Section 457 of the Companies Act will apply to all Navitas Ireland Shares in respect of which this Offer has not been accepted and under which such shares have not been validly tendered by the date the Minimum Tender Condition is satisfied (the “Binding Date”), so enabling LOKB to compulsorily acquire any such Covered Shares subject to Chapter 2 Part 9 of the Companies Act.

As soon as reasonably possible following the Binding Date, we will serve a notice on all Dissenting Shareholders of Navitas Ireland for the purposes of Section 457 of the Companies Act notifying them of our intention to compulsorily acquire their Covered Shares (a “Call Notice”). In accordance with and subject to the provisions of Chapter 2 of Part 9 of the Companies Act, the Dissenting Shareholders will be required to transfer, and we will be bound to acquire, the Dissenting Shareholders’ Covered Shares on the same terms as this Offer. Upon the expiry of 30 days following the date the Call Notice was given and subject to (a) no application for relief under Section 459(5) of the Companies Act (“Relief Application”) being made, (b) any Relief Application being withdrawn; and/or (c) following the Relief Application the

Irish High Court nonetheless approving such acquisition, we will be bound to acquire all remaining Covered Shares that we have not yet acquired and we will deliver to Navitas Ireland (i) a copy of the Call Notice, (ii) a list of the Dissenting Shareholders served with the Call Notice and the number of Covered Shares affected held by them, (iii) stock transfer forms executed (A) on behalf of the Dissenting Shareholders as transferor by any person appointed by LOKB and (B) by LOKB, and (iv) payment to Navitas Ireland or, if required as a matter of applicable law, its nominee, of all consideration representing the price payable by LOKB for Covered Shares held by such Dissenting Shareholders.

BUSINESS COMBINATION AGREEMENT

The terms of the Business Combination Agreement, attached hereto as Exhibit D, are summarized in the section entitled “The Business Combination” in the Registration Statement, which is incorporated herein by reference.

SUPPORT AGREEMENT

The terms of the Support Agreement, attached hereto as Exhibit E, are summarized in the section entitled “The Business Combination—Related Agreements—Support Agreement” in the Registration Statement, which is incorporated by reference herein.

OTHER MATTERS

1. Dividends and Distributions. The consideration given to tendering shareholders in this Offer shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change to the LOKB Class A Common Stock or the Navitas Ireland Shares, as applicable, occurring on or after the date of the Business Combination Agreement and prior to the Acceptance Time.

2. Fractional Shares. No certificates or scrip or shares representing fractional shares of LOKB Class A Common Stock shall be issued upon the exchange of Navitas Ireland Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of LOKB or a holder of shares of LOKB Class A Common Stock. In lieu of any fractional share of LOKB Class A Common Stock to which any holder of Navitas Ireland Shares would otherwise be entitled, the number of shares to which such holder would otherwise be entitled shall be rounded down to the nearest whole share of LOKB Class A Common Stock. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

3. Regulatory Approvals; Certain Legal and Contractual Matters.

Regulatory Approvals. Neither we nor Navitas is aware of any material regulatory approvals or actions that are required for completion of this Offer or the other transactions contemplated by the Business Combination Agreement other than as required under the HSR Act.

Transfer Restrictions Under Shareholders’ Agreement. Pursuant to the Support Agreement, the Navitas Shareholders party thereto have (constituting the requisite parties to take such action) waived on behalf of all shareholders the transfer restrictions in the Shareholders’ Agreement that would otherwise be applicable to this Offer and the tendering of your Covered Shares in connection therewith and agreed that the Shareholders’ Agreement will terminate automatically in connection with the Closing.

4. Fees and Expenses. We will not pay any fees or commissions to any broker or dealer, depository or any other person for soliciting tenders of Covered Shares pursuant to this Offer.

5. Certain Information Concerning Navitas.

Certain Information.

Please see the sections of the Registration Statement entitled “Selected Historical Financial Data of Navitas”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Navitas” and “Information About Navitas” for additional information regarding Navitas.

The foregoing information set forth in the Registration Statement was provided by Navitas. Although we have no information that would indicate that any information contained in this Offer to Acquire concerning Navitas is inaccurate or incomplete, we make no representation or warranty to and shall have no liability regarding the accuracy or completeness of such information or as to the business of Navitas.

Navitas’ Position on this Offer.

Under U.S. securities laws, a company that is the subject of a tender offer is required, within 10 business days after the date of the commencement of a tender offer, to publish, send or give to its holders a statement as to whether it recommends acceptance or rejection of the tender offer, that it has no opinion and is remaining neutral toward the tender offer or that it is unable to take a position with respect to the tender offer. Attached as Exhibit C is a letter from the Chief Executive Officer of Navitas which includes the recommendation of the board of directors of Navitas approving entry into the Business Combination Agreement and the Support Agreement, and recommending that shareholders of Navitas Ireland tender their Covered Shares in this Offer.

6. Certain Information Concerning LOKB. We are a blank check company incorporated on August 12, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We have neither engaged in any operations nor generated any revenue to date. Please see the sections of the Registration Statement entitled “Selected Historical Financial Data of LOKB”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LOKB” and “Information About LOKB” for additional information regarding LOKB.

7. Certain Information Concerning LOKB and Navitas Following the Completion of the Business Combination. Following completion of the Business Combination, Navitas will be a wholly owned subsidiary of LOKB. For additional information regarding the post-Business Combination operations of LOKB and Navitas, please see the sections of the Registration Statement entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information”, “Unaudited Pro Forma Condensed Combined Financial Information” and “Management After the Business Combination”.

8. Governing Law; Jurisdiction. This Offer is governed by the laws of the State of Delaware; provided, however, that, to the extent required by the Laws of Ireland, this Offer (including, but not limited to, the compulsory acquisition procedure provided under Section 457 of the Companies Act) shall be governed by, and construed in accordance with, the Laws of Ireland.

9. Miscellaneous. This Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Covered Shares in any jurisdiction in which the making of this Offer or acceptance thereof would not be in compliance with the laws of that jurisdiction. However, we may, in our sole discretion, take any action that we deem necessary to make this Offer in any such jurisdiction and extend this Offer to holders of Covered Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of LOKB not contained in this Offer to Acquire or in any of the other materials included herewith and, if given or made, such information or representation must not be relied upon as having been authorized.

***********************************

Electronic (e.g., PDF) copies of the Letter of Transmittal will be accepted, but any certificates representing Covered Shares (and any an affidavits of lost share certificate) MUST BE THE ORIGINAL AND MUST BE PHYSICALLY DELIVERED. The Letter of Transmittal and certificates representing Covered Shares and any other required documents should be sent to LOKB at the following address:

40 S Main Street, Suite 2550

Memphis, Tennessee 38103

United States of America

Attn: Gary Wunderlich

For Questions:

Email: #####

Phone: #####

Exhibit A

Letter of Transmittal

(see attached)

LETTER OF TRANSMITTAL

TO TENDER SHARES OF

NAVITAS SEMICONDUCTOR LIMITED

Pursuant to the Offer to Acquire

dated July 9, 2021

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:01 A.M. NEW YORK CITY TIME,

ON AUGUST 20, 2021, UNLESS THE OFFER IS EXTENDED

Ladies and Gentlemen:

The undersigned hereby tenders to Live Oak Acquisition Corp. II (“Acquiror”), a Delaware corporation, the Covered Shares of Navitas Semiconductor Limited, a private company limited by shares organized under the Laws of Ireland (“Navitas Ireland”) and domesticated as a limited liability company in the State of Delaware as Navitas Semiconductor Ireland, LLC (“Navitas Delaware” and, together with Navitas Ireland, “Navitas”), specified below in this Letter of Transmittal, pursuant to Acquiror’s offer to acquire all outstanding Covered Shares in exchange for shares of Class A Common Stock of Acquiror and the contingent right to receive certain applicable Earnout Shares, in each case, upon the terms and subject to the conditions set forth in Acquiror’s Offer to Acquire dated July 9, 2021, receipt of which is hereby acknowledged (the “Offer to Acquire” and such offer, the “Offer”). Capitalized terms used, but not defined, in this Letter of Transmittal have the meanings ascribed to such terms in the Offer to Acquire. The Offer expires at 12:01 A.M. New York City time, on August 20, 2021, unless extended as described in the Offer to Acquire (the “Expiration Time”).

Upon the terms and subject to the conditions of the Offer and effective upon acceptance for payment of and issuance of the Per Share Tender Offer Consideration for the Covered Shares tendered with this Letter of Transmittal, the undersigned hereby (a) sells, assigns and transfers to Acquiror all right, title and interest in and to all the Covered Shares that are being tendered hereby and (b) appoints Acquiror the true and lawful agent and attorney-in-fact of the undersigned with respect to those Covered Shares, with full power of substitution (such power-of-attorney being deemed to be an irrevocable power coupled with an interest) to (i) deliver certificates for those Covered Shares, or transfer ownership of those Covered Shares on the statutory books maintained by Navitas’ registrar, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of Acquiror, (ii) present certificates for those Covered Shares for transfer on the books of Navitas and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of those Covered Shares, all in accordance with the terms of the Offer.

The undersigned hereby irrevocably appoints Acquiror’s designees the attorneys and proxies of the undersigned, each with full power of substitution, to (i) exercise all voting and other rights of the undersigned in such manner as each such attorney and proxy or his substitute shall, in his sole discretion, deem proper, with respect to all of the Covered Shares tendered hereby which have been accepted for payment by Acquiror prior to the time of any vote or other action (and any and all other securities issued thereon in distributions made or declared with a record date after the Expiration Time), at any meeting of shareholders of Navitas (whether annual or special and whether or not an adjourned meeting), by written consent or otherwise; and (ii) prepare and duly execute, for and on behalf of the undersigned, a stock transfer form (substantially in the form is set out at Annex A) in the Acquiror’s favor transferring the Covered Shares to the Acquiror or its nominee (including executing a new such form in the event that the undersigned delivered an incomplete or incorrect form and treating such incomplete or incorrect form as if it had never been delivered). This proxy is irrevocable and is granted in consideration of, and is effective only upon, the acceptance for payment of those Covered Shares by Acquiror in accordance with the terms of the Offer. Such acceptance for payment shall revoke any other proxy or written consent granted by the undersigned at any time with respect to such Covered Shares (and all such other Covered Shares or securities), and no subsequent proxies will be given or written consents will be executed by the undersigned (and if given or executed, will not be deemed to be effective).

If the undersigned was never provided with any original certificate(s) representing any Covered Shares, and the undersigned desires to tender such covered shares into the Offer, the undersigned hereby (i) authorizes DLA Piper LLP (US) (“DLA”), as legal counsel to Navitas and the custodian of such certificate(s), to deliver such certificate(s) to Acquiror on behalf of the undersigned, and (ii) acknowledges, represents, warrants and agrees that the delivery of such certificate(s) by DLA to Acquiror shall be treated as delivery of such certificate(s) directly by the undersigned to Acquiror for purposes of the Offer.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the legal and beneficial ownership of the Covered Shares tendered hereby and that when the same are accepted for payment by Acquiror, Acquiror will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by Acquiror to be necessary or desirable to complete the sale, assignment and transfer of the Covered Shares tendered hereby, including without limitation, a duly executed Irish stock transfer form (a form of which is set out at Annex A) in respect of the Covered Shares in favor of the Acquiror or its nominee(s).

All authority conferred or agreed to be conferred by this document shall survive the death or incapacity of the undersigned, and any obligation of the undersigned under this document shall be binding upon the heirs, executors, administrators, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Acquire, this tender is irrevocable. The undersigned understands that tenders of Covered Shares pursuant to any one of the procedures described in “The Offer—Section 1” of the Offer to Acquire and in the instructions hereto will constitute an agreement between the undersigned and Acquiror upon the terms and subject to the conditions of the Offer.

No tender of Covered Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by the Acquiror. The Acquiror will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of Covered Shares. The Acquiror encourages tendering shareholders to submit tender material as early as possible, so that such shareholders will have as much time as possible prior to the Expiration Time to correct any defects or irregularities in their tenders.

The undersigned shareholder (or authorized person signing on behalf of the registered shareholder), as assignor, hereby tenders the number of Covered Shares specified below pursuant to the terms of the Offer. The undersigned hereby certifies, under penalties of perjury, that the information and representations provided have been duly completed by the undersigned, are true and correct as of the date hereof. (Must be signed by registered shareholder(s) exactly as name(s) appear(s) in Navitas’ records. If signature is by an officer of a corporation, attorney-in-fact, agent, executor, administrator, trustee, guardian or other person(s) acting in fiduciary or representative capacity, please complete the line captioned “Capacity” and see Instruction 4.) Please be sure to include all original certificate(s) you are tendering with this form if those certificate(s) are in your possession.

NOTWITHSTANDING THE FOREGOING, THE UNDERSIGNED ACKNOWLEDGES AND AGREES THAT THE UNDERSIGNED SHALL BE ENTITLED TO WITHDRAW HIS, HER OR ITS COVERED SHARES FROM TENDERS MADE PURSUANT TO THE OFFER AT ANY TIME PRIOR TO THE EXPIRATION TIME BY FOLLOWING THE PROCEDURES SET FORTH IN THE SECTION OF THE OFFER TITLED “Terms of This Offer—Section 5-Withdrawal Rights.” NOTWITHSTANDING THE FOREGOING, COVERED SHARES WHICH HAVE BEEN TENDERED PURSUANT TO THE SUPPORT AGREEMENT MAY NOT BE WITHDRAWN UNLESS THE SUPPORT AGREEMENT IS TERMINATED.

YOU MUST SIGN BELOW AND COMPLETE THE FOLLOWING INFORMATION TO TENDER YOUR COVERED SHARES. YOU MUST ALSO SUBMIT ALL ORIGINAL CERTIFICATES REPRESENTING SUCH COVERED SHARES. IN THE EVENT THAT ANY ORIGINAL SHARE CERTIFICATE ISSUED TO YOU HAS BEEN LOST OF DESTROYED, YOU MAY SUBMIT AN AFFIDAVIT OF LOST SHARE CERTIFICATE, IN SUBSTANTIALLY THE FORM OF EXHIBIT B ATTACHED TO THE OFFER, IN LIEU OF SUCH ORIGINAL SHARE CERTIFICATE(S). IF YOU NEVER RECEIVED SUCH ORIGINAL CERTIFICATES, YOU WILL RECEIVE A SCANNED COPY OF SUCH CERTIFICATES FROM DLA FOR PURPOSES OF COMPLETING THIS LETTER OF TRANSMITTAL AND, FOLLOWING YOUR DELIVERY OF THIS LETTER OF TRANSMITTAL TO ACQUIROR, DLA WILL DELIVER SUCH CERTIFICATES TO ACQUIROR ON YOUR BEHALF.

DESCRIPTION OF COVERED SHARES TENDERED (See Instructions 2 and 3)
Name(s) and Address(es) of Registered Holder(s) (Please fill in exactly as name(s) appear(s) on certificate(s))	Covered Shares Tendered (Attach Additional Signed List if Necessary)
	Certificate Number(s)*	Total Number of Covered Shares Represented by Certificate(s) *	Class of Covered Shares (i.e. Common, Class A Preferred, Class B Preferred, Class B-1 Preferred, Class B-2 Preferred)	Number of Covered Shares Tendered**

* Need not be completed if shares are tendered by book-entry transfer
** Unless otherwise indicated, it will be assumed that all shares described above are being tendered. See Instruction 3.

SIGN HERE

(Signature(s) of Shareholder(s))

Dated:                      , 2021

(Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) for the Covered Shares or on a book entry or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction 4.)

Name(s)

(Please Print)

Capacity (full title)

Address

(Include Zip Code)

Daytime Area Code and Telephone Number:

U.S. Taxpayer Identification Number (if applicable):

If the beneficial owner of the Covered Shares is either:

(i)	Irish tax resident; or

(ii)	not Irish tax resident but has been issued with an Irish tax reference number by the Revenue Commissioners of Ireland,

please provide the beneficial owner’s Irish tax reference number:

If the beneficial owner of the Covered Shares is not Irish tax resident, please confirm that it is not otherwise required to have an Irish tax reference number:

Annex A

Irish Stock Transfer Form

SHARE / STOCK TRANSFER FORM	(Above this line for Registrar’s use only)

Consideration Money

The Per Share Tender Offer Consideration set out in the Business Combination Agreement and Plan of Reorganization (as amended from time to time) dated as of May 6, 2021, by and among, inter alia, Navitas Semiconductor Limited and Live Oak Acquisition Corp. II

Certificate lodged with the Registrar (for completion by the Registrar)

	Name of Undertaking.	Navitas Semiconductor Limited

	Description of Security.	[Insert type of shares being transferred, e.g. Ordinary Share[s] of U.S.$ 0.0001]

	Number or amount of Shares, Stock or other security and, in figures column only, number and denomination of units, if any.	Words	Figures
		[Insert in words the number being transferred e.g. Five hundred]	[e.g. 500]	units of	[e.g. EUR1.00]

Name(s) of registered holder(s) should be given in full; the address should be given where there is only one holder.

If the transfer is not made by the registered holder(s) insert also the name(s) and capacity (e.g. Executor(s)) of the person(s) making the transfer.

In the name(s) of [Insert full name of stockholder] [Insert registered address of stockholder]

	I/We hereby transfer the above security out of the name(s) aforesaid to the person(s) named below Delete words in italics except for stock exchange transactions. Signature(s) of transferor(s)		Stamp of Selling Broker(s) or, for transactions which are not stock exchange transactions of Agent(s), if any acting for the Transferor(s)

(Signature(s) of Stockholder(s))

A body corporate should execute this Transfer under its common seal or otherwise in accordance with applicable statutory requirements.	Date: 2021

Full name(s) and full postal address(es) (including County or, if applicable, Postal District number) of the person(s) to whom the security is transferred.

Please state title, if any, or whether Mr., Mrs., or Miss.

Please complete in type or in block capitals.

Live Oak Acquisition Corp. II 40 S Main Street, Suite 2550 Memphis, Tennessee 38103 United States

I/We request that such entries be made in the register as are necessary to give effect to this transfer.

Stamp of Buying Broker(s) (if any)	Stamp or name and address of person lodging this form (if other than the Buying Broker(s))

Reference to the Registrar in this form means the registrar or registration agent of the undertaking, NOT the Registrar of Companies.

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Offer

1. Delivery of Letter of Transmittal. The Letter of Transmittal is to be completed by all shareholders of record of Navitas who wish to tender Covered Shares in response to the Offer. For a shareholder to tender Covered Shares validly, a properly completed and duly executed Letter of Transmittal, the original stock certificate(s) (or an affidavit of lost share certificate, in substantially the form attached as Exhibit B to the Offer) and any other required documents, must be received by LOKB through one of the permitted methods on or prior to the Expiration Time.

THE LETTER OF TRANSMITTAL (TOGETHER WITH ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY LOKB ON OR PRIOR TO THE EXPIRATION TIME. THE METHOD OF DELIVERY (CHOSEN FROM AMONG THE METHODS PERMITTED BY THE OFFER TO ACQUIRE AND LETTER OF TRANSMITTAL) OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER AND DELIVERY WILL BE DEEMED MADE ONLY WHEN DELIVERED BY ONE OF THE PERMITTED METHODS AND ACTUALLY RECEIVED BY LOKB. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

No alternative, conditional or contingent tenders will be accepted. All tendering shareholders, by execution of the Letter of Transmittal, waive any right to receive any notice of the acceptance of their Covered Shares for payment. No tender of Covered Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by Acquiror. Acquiror will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of Covered Shares. Acquiror encourages tendering shareholders to submit tender materials as early as possible, so that such shareholders will have as much time as possible prior to the Expiration Time to correct any defects or irregularities in their tenders. See “The Offer—Section 4” of the Offer to Acquire and these Instructions for additional details regarding the procedures for properly tendering Covered Shares.

2. Minimum Tenders. A shareholder may tender any or all of his, her or its Covered Shares. We are not offering to purchase, and will not accept, any fractional Covered Shares in the Offer.

3. Tender Price and Number of Shares Tendered. Only enter whole numbers of Covered Shares. Be certain that you do not indicate that you are tendering more Covered Shares than you actually own. The number of Covered Shares you enter on the Letter of Transmittal should not be more than the total number of Covered Shares you own. All Covered Shares represented by certificates delivered to LOKB will be deemed to have been tendered, and partial tenders will not be recognized.

4. Signatures on Letter of Transmittal. If the Letter of Transmittal is signed by the registered shareholder(s) of the Covered Shares tendered hereby, the signature(s) must correspond exactly with the name(s) as shown on Navitas’ records without alteration, enlargement or any change whatsoever.

If any of the Covered Shares tendered hereby are held of record by two or more joint holders, all such holders must sign the Letter of Transmittal.

If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and such person should provide proper evidence satisfactory to LOKB of their authority so to act.

5. Waiver of Conditions. Acquiror expressly reserves the absolute right, in its sole discretion, to waive any of the specified conditions of the Offer, in whole or in part, in the case of any Covered Shares tendered.

6. Requests for Assistance and Additional Copies. Questions or requests for assistance may be directed to, and copies of the Offer to Acquire and Letter of Transmittal may be obtained by contacting Gary Wunderlich at ##### or #####.

7. Validity of the Letter of Transmittal. Acquiror will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Covered Shares, and Acquiror’s determination shall be final and binding. Acquiror reserves the absolute right to reject any or all tenders of Covered Shares that it determines not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of its counsel, be unlawful. Acquiror also reserves the absolute right to waive any defect or irregularity in any tender of Covered Shares. Neither Acquiror nor any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or to incur any liability for failure to give any such notification.

8. Delivery Address. Electronic (e.g., PDF) copies of the Letter of Transmittal will be accepted, but any certificates representing Covered Shares (and any an affidavits of lost share certificate) MUST BE THE ORIGINAL AND MUST BE PHYSICALLY DELIVERED. The Letter of Transmittal and certificates representing Covered Shares and any other required documents should be sent to LOKB at the following address:

40 S Main Street, Suite 2550

Memphis, Tennessee 38103

United States of America

Attn: Gary Wunderlich

For Questions:

Email: #####

Phone: #####

Exhibit B

Form of Affidavit of Lost Share Certificate

(see attached)

INDEMNITY FOR LOST SHARE CERTIFICATE

The Directors

Navitas Semiconductor Limited

22 Fitzwilliam Square South

Dublin 2

Ireland

CC. Live Oak Acquisition Corp. II

40 S Main Street, Suite 2550

Memphis, Tennessee 38103

United States of America

Date:                     , 2021

Re	Indemnity For Lost Share Certificate - Navitas Semiconductor Limited (the “Company”)

To whom it may concern,

We refer to a Letter of Transmittal to Tender Shares of Navitas Semiconductor Limited executed by or on behalf of the undersigned and a copy of which is set out at Schedule 1 (the “Letter Of Transmittal”).

1.	CONFIRMATION OF LOST OR DESTROYED CERTIFICATE[S]

To the best knowledge of the undersigned, the original certificate(s) of title to the shares of the Company listed in paragraph 4 below (the “Shares”) have been lost or destroyed. The undersigned confirms that:

1.1

neither the Shares nor the certificate(s) of title to the Shares have been transferred, charged, lent, deposited or dealt with in any way that may affect the title of the undersigned to the Shares; and

1.2	The undersigned is(are) the person(s) entitled to be on the register of members of the Company in respect of the Shares.

2.	REQUEST FOR REGISTRATION OF TRANSFER OF SHARES

The undersigned requests you to register the transfer of the Shares in accordance with the Letter Of Transmittal without the production of the original certificate(s) for such Shares, and to enter the name of the transferee in the register of members as the legal owner of the Shares.

3.	INDEMNITY

3.1

In return for registering the transfer of the Shares in accordance with the Letter Of Transmittal without the production of the original certificate(s), the undersigned (jointly and severally, to the extent that there is more than one signatory hereto) agrees to indemnify you and the Company from and against all claims, actions, proceedings and demands which may be brought against you or the Company and all losses, liabilities, charges, costs, damages and expenses which you or the Company may incur as a result of allowing the registration of the transfer of all or any part of the Shares without the production of the original certificate(s).

1

3.2	The undersigned will return the original certificate(s) to the Company for cancellation if they are found.

3.3	This indemnity will continue in force even if the original certificate(s) are returned to the Company.

4.	DETAILS OF LOST OR DESTROYED CERTIFICATES

The indemnity in this document applies to each of the Shares and certificate(s) listed below:

CERTIFICATE NUMBER(S)	NUMBER AND DESCRIPTION OF SHARES	NAME AND ADDRESS OF REGISTERED HOLDER

[Number]	[Insert number and class of shares e.g. 500 Ordinary Shares] of [insert nominal value e.g. EUR1.00] each	[Insert name and address of Seller]

[Number]	[Insert number and class of shares e.g. 500 Ordinary Shares] of [insert nominal value e.g. EUR1.00] each	[Insert name and address of Seller]

5.	GOVERNING LAW AND JURISDICTION

This indemnity and any dispute or claim arising out of or in connection with it or its subject matter, formation, existence, negotiation, validity, termination or enforceability (including non-contractual obligations, disputes or claims) shall be governed by and construed in accordance with the laws of Ireland. The courts of Ireland shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this indemnity or its subject matter, formation, existence, negotiation, validity, termination or enforceability (including non-contractual obligations, disputes or claims).

[the remainder of this page has been left intentionally blank]

2

SCHEDULE 1

LETTER OF TRANSMITTAL TO TENDER SHARES OF NAVITAS SEMICONDUCTOR

LIMITED1

[1]	Note: Seller to append an executed copy of the Letter of Transmittal.

3

IN WITNESS WHEREOF this indemnity has been entered into as a deed on the date stated at the beginning of it.

SIGNED and DELIVERED as a DEED by [INSERT NAME OF SELLER][2]

in the presence of:

Signature of Witness

Name of Witness

Address of Witness

Occupation of Witness

[2]	Note: Execution Instructions:

(i)

If the Seller is a body corporate, please update the execution block to reflect the legal requirements governing execution of similar documents (i.e. an indemnity for stock/shares) in that body corporate’s jurisdiction of incorporation.

(ii)	If the Seller is an individual, please sign in the presence of a witness (the witness may be any other person) who attests the signature.

[Signature Page – Indemnity for Lost Share Certificate]

Exhibit C

Letter from the Chief Executive Officer of Navitas

(see attached)

Navitas Semiconductor Limited

22 Fitzwilliam Square South

Dublin 2, Ireland

Dear Shareholder,

Live Oak Acquisition Corp. II (NYSE: LOKB) is offering to acquire all issued and allotted ordinary shares and preferred shares of Navitas Semiconductor Limited, a private company limited by shares organized under the Laws of Ireland (“Navitas Ireland”) and domesticated as a limited liability company in the State of Delaware as Navitas Semiconductor Ireland, LLC (“Navitas Delaware” and, together with Navitas Ireland, “Navitas”), other than restricted shares of Navitas Ireland granted pursuant to Navitas’ 2020 Equity Incentive Plan, which are separately addressed in the Business Combination Agreement (as defined below) (the “Offer”). LOKB is making the Offer pursuant to a Business Combination Agreement and Plan of Reorganization (as amended from time to time, the “Business Combination Agreement”), dated as of May 6, 2021, by and among LOKB, its wholly owned subsidiary, and Navitas. The terms and conditions of the Offer are set forth in LOKB’s Offer to Acquire (the “Offer to Acquire”), which includes the materials attached thereto and which has been disseminated to the shareholders and certain prospective shareholders of Navitas Ireland (including beneficial owners of Shares, each, a “shareholder”). Terms used but not defined in this letter have the meanings given to such terms in the Offer to Acquire.

SUMMARY OF THE OFFER

As more fully described in the Offer to Acquire, each shareholder of Navitas Ireland will receive for each outstanding Covered Share validly tendered and not properly withdrawn in the Offer, subject to reduction for any applicable withholding taxes in respect thereof (collectively, the “Tender Offer Consideration”):

(a)

the number of shares of LOKB’s Class A Common Stock, par value $0.0001 per share (“LOKB Class A Common Stock”), equal to the Navitas Ireland Exchange Ratio, as defined in, and calculated in accordance with, the Business Combination Agreement, which is generally calculated by dividing (a) (i) $950,000,000 (as reduced by the estimated Irish stamp duty amount) multiplied by (ii) the percentage of the value of Navitas allocated to the shares of Navitas Ireland as determined by a valuation analysis divided by (iii) $10.00 by (b) the total number of Navitas Ireland Common Shares outstanding immediately prior to the closing of this Offer and the other transactions contemplated by the Business Combination Agreement (the “Closing”), expressed on a fully-diluted and as-converted to Navitas Ireland Common Shares basis (taking into consideration all Navitas Ireland Preferred Shares, Navitas Ireland warrants and Navitas Ireland equity awards); and

(b)

the contingent right to receive the applicable Earnout Shares specified in the Business Combination Agreement, which would generally be earned in three equal tranches, upon the satisfaction of certain trading price targets pegged at $12.50, $17.00 and $20.00 and based on the quoted volume-weighted average closing sale price of one share of LOKB Class A Common Stock for any twenty trading days within any thirty consecutive trading day period during the Earnout Period, which begins on the day following the first 150 days following the Closing and ends on the five-year anniversary of the date of Closing,

Additionally, beneficial owners of over 80% of each class of shares of Navitas Ireland have entered into a Shareholder Tender and Support Agreement (as amended from time to time, the “Support Agreement”), pursuant to which, among other things, they have agreed to tender to us all of their Navitas Ireland shares subject to the Offer. Under Irish law, once at least 80% of each class of shares in Navitas

Ireland, subject to the Offer, has been tendered, LOKB may compulsorily acquire all untendered shares pursuant to certain compulsory acquisition procedures under Irish law, as described herein. The Support Agreement also contains (i) a waiver of all transfer restrictions in the Shareholders’ Agreement of Navitas dated September 1, 2020 (as amended from time to time, the “Shareholders’ Agreement”) that would otherwise be applicable to the Offer and the other transactions contemplated by the Business Combination Agreement and (ii) an agreement that the Shareholders’ Agreement will terminate automatically in connection with the consummation of this offer and such other related transactions.

The Offer was commenced by LOKB on July 9, 2021 and expires at 12:01 A.M., New York City time, on August 20, 2021, unless the Offer is extended (such date, including any extension thereto, being referred to as the “Expiration Date”). Upon the terms and subject to the conditions set forth in the Offer to Acquire, LOKB will accept for payment and pay for all Shares that are validly tendered before the Expiration Date, and not withdrawn, promptly after the expiration of the Offer (the “Acceptance Time”).

Additional information regarding the Business Combination Agreement is also contained in a registration statement on form S-4 that LOKB preliminarily filed on June 8, 2021 with the U.S. Securities and Exchange Commission, and which LOKB may amend from time to time (as amended from time to time, the “Registration Statement”). The Registration Statement is incorporated herein by reference and the preliminary filing of the Registration Statement is attached to the Offer to Acquire as Exhibit F. You can read LOKB’s SEC filings, including the Registration Statement and any amendments LOKB may file thereto, over the Internet at the SEC’s website at http://www.sec.gov.

BACKGROUND, BOARD RECOMMENDATION AND REASONS FOR THE

BUSINESS COMBINATION

Summary Background of the Business Combination

Please read the section of the Registration Statement entitled “The Business Combination—Background of the Business Combination” for a summary of the background of the Business Combination.

Recommendation of the Board of Directors

The board of directors of Navitas (the “Board of Directors”) unanimously approved the Business Combination Agreement and related documents and agreements by written consent on May 6, 2021 following deliberation which included a consideration of the strategic rationale for the Offer and the benefits to Navitas Ireland’s shareholders of consummating such a transaction, and the Board of Directors determined to recommended that the holders of Covered Shares accept the Offer and tender their Covered Shares to LOKB pursuant to the Offer.

Reasons for the Board’s Recommendation

In determining that the Offer is in the best interests of Navitas and recommending that the shareholders of Navitas Ireland accept the Offer and tender their Covered Shares to LOKB, the Board of Directors consulted with Navitas’ management and its financial and legal advisors and considered a variety of factors weighing in favor of the Offer, including without limitation the material factors listed below:

•	Market and Industry Conditions.

•

The potential $13 billion power semiconductor market including consumer, enterprise, renewables and EV / eMobility and the Board’s belief that Navitas is positioned for market leadership in such market.

•

The Board’s belief that global demand for Gallium Nitride Power Integrated Circuits will continue its strong growth, driving favorable market conditions for the Gallium Nitride Power Integrated Circuit industry.

•

The Board’s belief that Navitas is the world’s first and leading Gallium Nitride Power Integrated Circuit Company, thereby providing favorable market conditions for capturing a significant market share of the Gallium Nitride Power Semiconductor market.

•

The Board’s belief that industry trends evidence a global demand for Power Semiconductors offering faster charging, less size & weight and greater energy efficiency and that such demand is projected to increase over time.

•

The Board’s belief that Gallium Nitride Power Integrated Circuits offer a smaller, lighter, faster and more energy-efficient solution for power applications compared to legacy silicon-based solutions with similar output power, thereby providing favorable conditions for ongoing and increased market demand for Navitas’ GaNFast™ Power Integrated Circuits.

•	Navitas’ Operating Conditions.

•

The Board’s belief that Navitas will retain sufficient operating flexibility to conduct its business in the ordinary course between the execution of the Business Combination Agreement and consummation of the Offer and Merger.

•

The Board’s belief that Navitas’ business relationships will remain unchanged via the consummation of the Offer and Merger with the added benefit that the capital raised from the consummation of such Offer and Merger will enable Navitas to accelerate its growth and expansion, in partnership with that of its business partners.

•

The Board’s belief that the capital raised from the consummation of the Offer and Merger will help place Navitas in a stronger position for Navitas GaNFast™ Power Integrated Circuits to take market share from silicon- based mobile chargers and other targeted power systems.

•

The Board’s belief that the capital raised from the consummation of the Offer and Merger will enable Navitas to accelerate product development and expansion into a potential $13B power semiconductor market including consumer, enterprise, renewables and EV / eMobility.

•

Navitas’ engagement of customers in each of the new markets being targeted for expansion (renewables, enterprise and EV / eMobility) and the Board’s belief that there is a high interest of those customers to adopt GaN Power Integrated Circuits in the future.

•

The fact that over 20 million Navitas GaNFast™ Power Integrated Circuits have been shipped as of May 2021, with zero reported GaN-related field failures to top-tier customers, thereby providing favorable conditions for continued demand from such top-tier customers and expansion to new customers.

•

Absence of Liquidity in the Shares. The fact that a liquid trading market for the Covered Shares does not exist, the limited options available to Navitas to establish a liquid trading market in the Covered Shares, the uncertainty associated with the duration of this condition and the resulting difficulty of the holders of Covered Shares to sell their Covered Shares.

•

Strategic Investments. The Board’s belief that the organic needs to grow the business are projected to demand no more than $100M of capital, which creates the potential to utilize the balance of the capital raise for purposes of strategic investment to further accelerate the growth of Navitas.

•

Strategic Investment Options. The Board’s belief that there are multiple complimentary technologies and products, across silicon, GaN and SiC, which can be utilized in next-generation power systems to further increase Navitas’ positive impact and value to its customers, while increasing the revenue content in each system. Some of the capital raised through this transaction can be utilized to invest in or acquire such technologies or products to accelerate Navitas’ revenue plan.

•

Strategic Alternatives. The possible alternatives to the Offer (including the possibility of continuing to operate as an independent entity), the perceived risks and benefits of any such alternatives, including the timing and likelihood of consummating any such alternative and the board’s assessment that the Offer appears to represent a superior opportunity to any such alternatives.

•

Member Support. The fact that shareholders of Navitas Ireland beneficially owning Covered Shares representing over 80% of each class of the issued and allotted share capital of Navitas Ireland have entered into the Support Agreement, pursuant to which such shareholders have agreed to tender their Covered Shares to LOKB pursuant to the Offer.

•	Provisions of the Business Combination Agreement. The terms of the Business Combination Agreement, including:

•	the Per Share Tender Offer Consideration; and

•	the conditions to closing of the Offer.

•	Financial Advisor. The review of strategic alternatives available to Navitas by Jefferies LLC and Deutsche Bank Securities Inc., financial advisors to Navitas.

This discussion of the information and factors considered by the Board of Directors includes the material positive and negative factors considered by the Board of Directors, but is not intended to be exhaustive and may not include all of the factors considered by the Board of Directors. The Board of Directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination that the Offer and the Business Combination Agreement, and the other transactions contemplated by the Business

Combination Agreement, are in Navitas’ best interests. Rather, the Board of Directors conducted an overall analysis of the factors described above, including through discussion with and questioning of its financial advisors and Navitas’ management, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the Board of Directors may have given different weight to different factors. Please be advised that this explanation of the reasoning of the Board of Directors and certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Forward-Looking Statements” in the Registration Statement.

Sincerely,

/s/ Eugene Sheridan
Eugene Sheridan
Chief Executive Officer and Director
July 9, 2021

Exhibit D

Business Combination Agreement

[Intentionally omitted.]

Exhibit E

Support Agreement

[Intentionally omitted.]

Exhibit F

Preliminary Filing of the Registration Statement

[Intentionally omitted.]

Cautionary Statement Regarding Forward Looking Statements

The information herein includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed transaction, the ability of the parties to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “plan,” “seek,” “expect,” “project,” “forecast,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Live Oak Acquisition Corp. II (“Live Oak II”) and Navitas Semiconductor Limited (“Navitas”) caution you that the forward-looking statements contained herein are subject to numerous risks and uncertainties, including the possibility that the expected growth of Navitas’ business will not be realized, or will not be realized within the expected time period, due to, among other things: (i) Navitas’ goals and strategies, future business development, financial condition and results of operations; (ii) Navitas’ customer relationships and ability to retain and expand these customer relationships; (iii) Navitas’ ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting Navitas’ expenses; (iv) Navitas’ ability to diversify its customer base and develop relationships in new markets; (v) the level of demand in Navitas’ customers’ end markets; (vi) Navitas’ ability to attract, train and retain key qualified personnel; (vii) changes in trade policies, including the imposition of tariffs; (viii) the impact of the COVID-19 pandemic on Navitas’ business, results of operations and financial condition; (ix) the impact of the COVID-19 pandemic on the global economy; (x) the ability of Navitas to maintain compliance with certain U.S. Government contracting requirements; (xi) regulatory developments in the United States and foreign countries; and (xii) Navitas’ ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of Live Oak II is not obtained; (iii) the outcome of any legal proceedings that may be instituted against Live Oak II or Navitas following announcement of the proposed transaction; (iv) the risk that the proposed transaction disrupts Live Oak II’s or Navitas’ current plans and operations as a result of the announcement of the proposed transaction; (v) costs related to the proposed transaction; (vi) failure to realize the anticipated benefits of the proposed transaction; (vii) risks relating to the uncertainty of the projected financial information with respect to Navitas; (viii) risks related to the rollout of Navitas’ business and the timing of expected business milestones; (ix) the effects of competition on Navitas’ business; (x) the amount of redemption requests made by Live Oak II’s public stockholders; (xi) the ability of Live Oak II or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and (xii) those factors discussed in Live Oak II’s registration statement on Form S-4 (File No. 333-256880) filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2021 (the “Registration Statement”) and Live Oak II’s final prospectus filed with the SEC on December 4, 2020 under the heading “Risk Factors” and other documents of Live Oak II filed, or to be filed, with the SEC.

If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that neither Live Oak II nor Navitas presently know or that Live Oak II and Navitas currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Live Oak II’s and Navitas’ expectations, plans or forecasts of future events and views as of the date herein. Live Oak II and Navitas anticipate that subsequent events and developments will cause Live Oak II’s and Navitas’ assessments to change. However, while Live Oak II and Navitas may elect to update these forward-looking statements at some point in the future, Live Oak II and Navitas specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Live Oak II’s and Navitas’ assessments as of any date subsequent to the date herein. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

In connection with the proposed transaction, Live Oak II has filed the Registration Statement with the SEC, which includes a proxy statement/prospectus of Live Oak II. Live Oak II also plans to file other documents and relevant materials with the SEC regarding the proposed transaction. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Live Oak II. SECURITYHOLDERS OF LIVE OAK II AND NAVITAS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Live Oak II and Navitas once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Live Oak II and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Live Oak II in connection with the proposed transaction. Navitas and its officers and directors may also be deemed participants in such solicitation. Securityholders may obtain more detailed information regarding the names, affiliations and interests of certain of Live Oak II’s executive officers and directors in the solicitation by reading Live Oak II’s Annual Report on Form 10-K filed with the SEC on March 25, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of Live Oak II’s participants in the solicitation, which may, in some cases, be different than those of Live Oak II’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed transaction when it becomes available.